Exhibit 99.10

Press Release

Total Enters a 640 MW Offshore Wind Project

Under Construction in Taiwan

Paris, April 29, 2021 – Total has signed an agreement with wpd to acquire a 23% interest in Yunlin Holding GmbH, the owner of Yunlin offshore wind farm located off the coast of Taiwan, around 200 kilometers southwest of Taipei. The project, currently under construction, represents production capacity of 640 megawatts (MW) and benefits from a 20-year guaranteed-price power purchase agreement (PPA) with the state-owned company Taipower of USD 250/MWh for the first 10 years and USD 125/MWh for the following 10 years1. For this acquisition of a 23% interest, Total will pay to wpd a consideration based on its share of past costs.

Located around 10 kilometers offshore at water depths ranging from 7 to 35 meters, the wind farm will comprise 80 wind turbines with a unit capacity of 8 MW. Construction is scheduled to be completed in 2022. Once on stream, the project will produce 2.4 terawatt hours (TWh) of renewable electricity per year, enough to serve the power needs of 605,000 households.

Procurement of the main components has been finalized and marine works are under way. The project reached a major milestone with the installation of the first wind turbine on April 23.

Identified by Taiwan’s authorities as a key area in the development of renewable energies, offshore wind power will be a significant contributor to the objective of generating 20% of its electricity from renewables by 2025 while fostering the emergence of a local wind power industry. Taiwan is one of the priority regions selected by Total for its development in offshore wind power in Asia.

“This agreement provides Total with an opportunity to gain a foothold in one of Asia’s main offshore wind markets and strengthens the Group’s position in this fast-growing segment, in line with its strategy of profitable development in renewables worldwide,” said Stéphane Michel, President Gas, Renewables & Power at Total. “Taiwan has been a pioneer in developing offshore wind power in Asia, and we are proud to contribute to the transformation of its energy mix. We are delighted to enter into this first partnership with wpd, one of the leading independent developers of offshore wind power.”

The project is currently 48%-owned by wpd, 25% by EGCO (Electricity Generating Public Company Limited) and 27% by a consortium of Japanese investors led by Sojitz (Sojitz Corporation, ENEOS Corporation, Chugoku Electric Power, Chudenko Corporation and Shikoku Electric Power).

The acquisition, which is subject to government approval, will broaden the Group’s portfolio of offshore wind projects under development and construction, that currently represents a cumulative capacity of about 5.5 GW.

1 Based on a rate of 28 NTD/USD

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that should account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. Total will continue to expand this business to reach 100 GW of gross production capacity from renewable sources by 2030 with the objective of being among the world's top 5 in renewable energies.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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